Exhibit (a)(6)

NEWS RELEASE

CONTACT: William T. Camp	6110 Executive Blvd., Suite 800 Rockville, Maryland 20852
Executive Vice President and Chief Financial Officer	Tel 301-984-9400 Fax 301-984-9610
E-Mail: bcamp@writ.com	www.writ.com

September 30, 2010

WASHINGTON REAL ESTATE INVESTMENT TRUST COMPLETES

OFFERING OF $250 MILLION OF SENIOR UNSECURED NOTES DUE 2020

Washington Real Estate Investment Trust (WRIT) (NYSE: WRE) announced today that it completed its previously announced underwritten public offering of $250 million aggregate principal amount of senior unsecured notes due 2020 under its shelf registration statement filed with the Securities and Exchange Commission.

WRIT intends to utilize the net proceeds from the offering for the purchase of its outstanding 3 7/8% convertible senior notes due 2026 and 5.95% senior notes due 2011 pursuant to the previously announced tender offers for these notes, each of which commenced on September 23, 2010. Remaining net proceeds, if any, are intended to be used to repay borrowings under WRIT’s lines of credit or for general corporate purposes.

The tender offers were conditioned on WRIT’s issuance of debt having an aggregate principal amount of at least $250 million in one or more debt financings on terms reasonably satisfactory to WRIT. Such condition has been satisfied by the completion of the offering today.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the notes subject to the tender offers or any other securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The tender offers are only being made pursuant to the terms of an offer to purchase, each dated September 23, 2010, and the related letter of transmittal. The tender offers are not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of WRIT, the dealer managers, the depositary, the information agent, the trustee for the notes or their respective affiliates is making any recommendation as to whether or not holders should tender all or any portion of their notes in the tender offers.

WRIT is a self-administered, self-managed, equity real estate investment trust investing in income-producing properties in the greater Washington metro region. WRIT owns a diversified portfolio of 88 properties, totaling approximately 11 million square feet of commercial space and 2,540 residential units, and land held for development. These 88 properties consist of 26 office properties, 19 industrial/flex properties, 18 medical office properties, 14 retail centers and 11 multifamily properties. WRIT’s shares are publicly traded on the New York Stock Exchange (NYSE:WRE).

Forward-Looking Statements

Certain statements in this press release are “forward-looking statements.” Such statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially. Such risks, uncertainties and other factors include, but are not limited to, the effect of the current credit and financial market conditions, the availability and cost of capital, fluctuations in interest rates, tenants’ financial conditions, the timing and pricing of lease transactions, levels of competition, the effect of government regulation, the impact of newly adopted accounting principles, changes in general and local economic and real estate market conditions, and other risks and uncertainties detailed from time to time in our filings with the SEC, including our 2009 Form 10-K and second quarter 2010 10-Q. We assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

Washington Real Estate Investment Trust

FOR IMMEDIATE RELEASE